Exhibit 10.7

Serena Software, Inc.

April 22, 2013

Greg Hughes

Dear Greg:

At the request of the Board of Directors of Serena Software, Inc. (“Serena”), we are pleased to extend an offer to you for the position of President and Chief Executive Officer of Serena.

This letter confirms our offer of employment to you. The terms of your employment include the following:

Your base salary will be $450,000 for a period of twelve (12) months before applicable payroll taxes, tax withholdings and voluntary deductions, commencing as of May 1, 2013 and payable in equal installments of $18,750 (less applicable payroll taxes, tax withholdings and voluntary deductions) on a semi-monthly basis on or about the 15th and last day of each month.

You will be eligible to receive an annual cash incentive bonus based on an annual target bonus equal to your base salary for a period of twelve (12) months. For fiscal year 2014, the annual cash incentive plan is governed by the terms of the FY 2014 Executive Annual Incentive Plan. Actual bonus amounts are subject to the achievement of our annual EBITA (earnings before interest, taxes and amortization) and total revenue targets under our fiscal year 2014 operating plan, weighted at 75% and 25%, respectively. For the portion of the bonus based on the achievement of EBITA, achievement of less than 95% of the metric will result in no payout of the applicable target bonus amount, achievement of 100% of the metric will result in a 100% payout of the applicable target bonus amount and achievement of 105% of the applicable metric will result in a 200% payout of the applicable target bonus amount. For the portion of the bonus based on the achievement of total revenue, achievement of less than 97.5% of the metric will result in no payout of the applicable target bonus amount, achievement of 100% of the metric will result in a 100% payout of the applicable target bonus amount and achievement of 102.5% of the applicable metric will result in a 200% payout of the applicable target bonus amount. Bonus payouts based on the achievement of EBITA and total revenue are capped at 200% of the applicable target bonus amounts. The bonus payout for fiscal year 2014 will be determined by Serena’s Board of Directors after the end of the fiscal year, prorated based on your period of service commencing as of May 1, 2013, and subject to applicable payroll taxes, tax withholdings and voluntary deductions.

Subject to the approval of Serena’s Board of Directors, you will be granted (i) a time-based stock option to purchase 2,500,000 shares of Serena’s common stock under Serena’s Amended and Restated 2006 Stock Incentive Plan (“Stock Plan”) pursuant to the terms of Serena’s standard Time Option Agreement; and (ii) 400,000 restricted stock units under the Stock Plan pursuant to the terms of Serena’s standard Restricted Stock Unit Agreement (Retention Award). The exercise price of the stock options will be equal to the fair market value of Serena’s common stock on the date of grant, as determined by Serena’s Board of Directors. Upon a “Change in Control” or “Initial Public Offering,” 100% of all unvested time-based options and restricted stock units will immediately vest in full. The terms “Change of Control” and “Initial Public Offering” are defined in the Stock Plan and Restricted Stock Unit Agreement.

In the event that your employment is terminated as a result of a termination without “Cause” or resignation for “Good Reason” within twelve (12) months following a “Change in Control,” you will be entitled to the payment of a prorated portion of your annual target bonus for the period of service during the fiscal year in which the termination of your employment occurs. Your right to receive this cash benefit will be contingent upon your execution of a general release of claims and compliance with certain restrictive covenants. The terms “Cause,” “Good Reason” and “Change in Control” are defined in the Stock Plan. The foregoing will be subject to your execution and delivery to Serena of a change in control agreement, which will control over any contrary terms set forth in this paragraph. The change in control arrangements applicable to stock options and restrictive stock units are set forth in the Time Option Agreement, Restricted Stock Unit Agreement and Stock Plan.

Notwithstanding anything to the contrary in this offer letter, (i) if at the time of the termination of your employment, you are a “specified employee” as defined in Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) and the deferral of the commencement of any payments or benefits payable to you as a result of your termination is necessary to prevent any accelerated or additional tax under Section 409A, then Serena will defer the commencement of such payments or benefits until the date that is six months following your termination (or the earliest date permitted under Section 409A) and (ii) if any other payments of money or other benefits due to you could cause the application of an accelerated or additional tax under Section 409A, the payments or other benefits will be deferred if deferral will make such payments or other benefits compliant under Section 409A, or otherwise restructured, in a manner, as equitably determined by Serena’s Board of Directors, that does not cause an accelerated or additional tax. For purposes of Section 409A, the right to a series of installment payments under this offer letter will be treated as a right to a series of separate payments. With respect to the payment of amounts or benefits that are nonqualified deferred compensation subject to Section 409A, a termination of employment will not be deemed to have occurred for purpose of this offer letter unless the termination is also a “separation from service” within the meaning of Section 409A, and any references in this offer letter to a “resignation,” “termination,” “termination of employment” or like term will mean a separation from service. Except to the extent any expense, reimbursement or in-kind benefit does not constitute a “deferral of compensation” within the meaning of Section 409A: (a) the amount of expenses eligible for reimbursement or in-kind benefits provided to you during any calendar year will not affect the amount of expenses eligible for reimbursement or in-kind benefits provided to you in any other calendar year, (b) the reimbursements for expenses will be made on or before the last day of the calendar year following the calendar year in which the applicable expense is incurred, and (c) the right to payment or reimbursement or in-kind benefits may not be liquidated or exchanged for any other benefit.

You will be required to execute Serena’s Code of Conduct, Confidentiality and Assignment of Inventions Agreement and Arbitration Agreement, which will be provided to you separately before your first day of employment.

Employment with Serena is on an at-will basis. You are free to terminate your employment for any reason at any time with or without prior notice. Similarly, Serena can terminate the employment relationship with or without cause or notice.

This written offer constitutes all of the material terms of your compensation and supersedes any previous verbal commitments. The terms of this offer may only be changed by written amendment to this offer letter, although the Board of Directors may from time to time, in its sole discretion, adjust the compensation paid and benefits made available to you and its other executive officers. Upon your acceptance of this offer letter, please return the signed original to me and retain a copy for your records.

Your experience and talents will be a strong addition to our company. We are excited about you joining our team and look forward to your contribution. Please call me with any questions you may have.

Sincerely,

/s/ Todd Morgenfeld

Todd Morgenfeld

Chairman of the Board

Accepted:	/s/ Greg Hughes
Greg Hughes

Date:	May 1, 2013